SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 11, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1340716	September 10, 2009

09046983

SUPPL

RECEIVED
2009 SEP 21 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 9/22

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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	12:32 10-Sep-2009
Number	HUG1340716

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a) and (c)

3. Name of person discharging managerial responsibilities/director

BRIAN TAYLORSON (DIRECTOR AND PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

09 SEPTEMBER 2009

18. Period during which or date on which it can be exercised

01 OCTOBER 2014 TO 31 MARCH 2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

OPTIONS OVER 43,778 ORDINARY SHARES OF 5 PENCE EACH GRANTED UNDER THE ELEMENTIS PLC UK SAVINGS-RELATED SHARE OPTION SCHEME 2008

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

35.52 PENCE

22. Total number of shares or debentures over which options held following notification

	2008 LTIP award: Number of options granted over Ordinary Shares of 5 pence each
BRIAN TAYLORSON	20% share of the LTIP pool 1

1 The LTIP pool is calculated as 2.15% of the net increase in value of the Company defined as market capitalisation plus dividends paid or declared) during the three year performance period ended 31 December 2010, after deduction of 31% (representing the cost of equity over the three year performance period).

In addition to the above grant and LTIP award, the above director also holds executive options over shares as follows:

	Existing number of options held over Ordinary Shares of 5 pence each prior to this notification
BRIAN TAYLORSON	1,263,249

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

10 SEPTEMBER 2009

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 28, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1337792	August 28, 2009
2.	HUG Regulatory Announcement	1337741	August 28, 2009

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	15:01 28-Aug-2009
Number	HUG1337792

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a) and (c)

3. Name of person discharging managerial responsibilities/director

DAVID DUTRO (DIRECTOR)
GREG MCCLATCHY (PDMR)

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

27 AUGUST 2009

18. Period during which or date on which it can be exercised

27 AUGUST 2011 TO 26 NOVEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

OPTIONS OVER ORDINARY SHARES OF 5 PENCE EACH GRANTED UNDER THE U.S. SHARESAVE PLAN 2008 AS FOLLOWS

DAVID DUTRO 13,942
GREG MCCLATCHY 13,942
DENNIS VALENTINO 17,428

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

42.50 pence

22. Total number of shares or debentures over which options held following notification

Director (1) or PDMR (2) 2008 LTIP awards: Number of options granted over
Ordinary Shares of 5 pence each
David Dutro (1) 25% share of the LTIP pool[1]
Greg McClatchy (2) 20% share of the LTIP pool[1]

[1] The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period ended 31 December 2010, after deduction of 31% (representing the cost of equity over the three year performance period). The actual number of options is equal to the post tax value of each participant's share of the LTIP pool.

In addition to the above grant and LTIP awards, these individuals also hold executive and savings-based options over shares as follows:

Director (1) or PDMR (2) Existing number of options held over Ordinary
Shares of 5 pence each prior to this notification
David Dutro (1) 1,103,933
Greg McClatchy (2) 859,225
Dennis Valentino (2) 223,549

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

28 AUGUST 2009
....

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	12:01 28-Aug-2009
Number	HUG1337741

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,045,350 ordinary shares of 5p each at 28 August 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (448, 045,350) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 21, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1335829	August 19, 2009

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:56 19-Aug-2009
Number	HUG1335829

Holding(s) in Company

Elementis plc ('the Company')

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17 August 2009

6. Date on which issuer notified:

18 August 2009

7. Threshold(s) that is/are crossed or reached:

Increasing in total holdings from 4.94% to 5.22%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 02418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 22,114,396

Number of Voting Rights 22,114,396

Resulting situation after the triggering transaction

Number of shares Direct 1,220,745

Number of voting rights Direct 1,220,745

Number of voting rights Indirect 22,160,768

% of voting rights Direct 0.27

% of voting rights Indirect 4.95

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 23,381,513

% of voting rights 5.22%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA Direct	997,505.00	0.22265
AXA IM UK Direct	223,240.00	0.04983
AXA IM UK Indirect	22,115,783.00	4.93631
AXA Rosenberg Indirect	44,985.00	0.01004
Total Direct	1,220,745	0.27247
Total Indirect	22,160,768	4.94635
Total	23,381,513	5.21882

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Kyere Tabiri

15. Contact telephone number: 020 7003 1510

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

19 August 2009

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